Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: This communication was distributed by AMR Corporation to certain employees on February 19, 2013 via e-mail and AMR Corporation’s intranet. The content of the communication under the AA System News header was excerpted from a Washington Post story first published on February 18, 2013.

Tuesday, February 19, 2013

DAILY DISPATCH

A PUBLICATION OF AA M&E COMMUNICATIONS

OPERATIONS NEWS

Delivery of our 200th Boeing 737-800 - Do you know how many new 737s we are receiving this year? Check out the 737 fun facts and share other trivia about our 737s at American Airlines. Also, look at how our Tulsa Maintenance Base team members who maintain the 737s celebrated the 200th delivery. Click or enter Excited about our 200th Boeing 737-800 in the search box at the top right of the new Jetnet. *(M&E Communications)*


200
BOEING 737s
DELIVERED



ALL OPS: Take the Health*matters* Health Assessment, Talk with a Health Advocate, and Earn Rewards! – Do you want to earn up to $250 in Health*matters* rewards and get a map of your potential wellness goals? If so, you should take the online Health*matters* health assessment. If you are a U.S.-based American Airlines employee with a U.S. address and are enrolled in the Core, Standard, Value, or Out-of-Area medical option, you can take the Health Assessment. Your covered spouse or domestic partner can too. When you complete this online questionnaire, offered through ActiveHealth, your answers provide a cnapshot of your health. Discussing your Health Assessment results with a Health Advocate, combined with a Quest screening, gives you a map of potential wellness goals. Understanding where you are in terms of your health can help you take preventive action — before any smaller health issues become larger ones. Also, you and your covered spouse/domestic partner will earn a Health*matters* Reward for completing the online questionnaire and speaking to a Health Advocate about your results. **The health assessment and review are required to earn ANY Health*matters* Rewards.** You can take the Health Assessment by clicking on Goal 1 - Complete & review your health assessment on the Benefits page of Jetnet. Eligible spouses and domestic partners can find a link to the health assessment on http://my.aa.com/en/healthmatters. If you want to earn an incentive for 2013, the online questionnaire and your review with a Health Advocate must be completed by October 31, 2013. *(HealthMatters)*

TULE: It's Not Just About You - PALM Safety/Shop Auditor Meeting Today – Your family and friends depend on you. They are worth spending a few minutes learning about safety measures in the PALM organization. All are welcome to the PALM safety/shop self-auditor meeting scheduled for today, Tuesday, February 19, at 1300-1400 in the PALM CI conference room. If you would like more information or have questions, contact PALM Self-Auditor Coordinator Tom Marriner tom.marriner@aa.com,292-2023, or, PALM TWU Safety Coordinator, Bryan Golden bryan.golden@aa.com or at 292-1296. *(PALM Self-Audit)*



OUR COMMUNITIES/ERGs

DFW: Go – Fight – Give – DFW Aircraft Maintenance will be hosting blood drives and offering special incentives at the terminal and hangar today and tomorrow respectively. **Terminal:** Team members can give blood **today until 3:00 p.m.** Bake sale items, hot dogs and popcorn will be available for sale with a portion of the proceeds benefiting the American Heart Association. In addition, all employees who donate blood will be entered into a drawing for a door prize. The terminal blood drive location is at C4 (Zone 3) ramp level. No appointment is necessary. **Hangar:** Appointments for team members to donate blood may be scheduled for **tomorrow, Wednesday, February 20**, between the hours of 5:00 a.m. and 3:00 p.m. All donors will receive a free Dallas Stars puck, two mezzanine seats to a Dallas Stars game for the price of one, and be entered to win other Dallas Stars prizes including luxury suite tickets complete with complimentary food and beverages. The hangar blood drive will take place in the hangar 3 break room. Team members wishing to donate blood at the hangar should call Victoria Volkert-Pugh at (972) 425-3130 to make an appointment. *(M&E Communications)*

Earl Graves Award Nominations Are Open! – In 2008, Diversity Strategies and the Diversity Advisory Council created a diversity award for leadership in honor of Earl G. Graves, former AMR board member, who showed us respecting and appreciating each other's differences is not only the right thing to do, but is key to our continued success. The recipients, who have been recognized for their genuine efforts, have made a lasting impression at work and in the community as role models and leaders in diversity. The award criteria centers around three key leadership standards:



- Commitment to Diversity Leadership
- Commitment to Diversity
- Legacy of Leadership

To learn more about the award and to nominate a deserving co-worker, visit the Diversity & Inclusion Earl G. Graves Award page on Jetnet. Please submit nominations by March 15. *(Diversity Strategies/Diversity Advisory Council)*

DAILY DISPATCH February 19, 2013

AA System News

Tom Horton and Doug Parker both wanted to run American Airlines – The 14-month battle for control of American Airlines came down to two men who got their start there. When the airline filed for bankruptcy in November 2011, Tom Horton was simultaneously elevated to CEO. But from the minute he reached the top, a number of forces started converging against him. The airline's unions didn't trust him. Those owed money by American questioned his plans. The strongest opposition, however, soon came from his old friend Doug Parker.... Horton is a buttoned-up guy who loves long runs and starts each morning with a bowl of oatmeal and freshly cut Texas peaches. Parker, on the other hand, is easily the life of a party. He commands a room and fills his conversations with energy. There was never going to be room for both at the top of American. This is the story of how two old friends and former protégés of legendary American Airlines CEO Robert Crandall found themselves on opposite ends of what may be the last great airline merger in the U.S. Horton and Parker declined to comment but interviews with executives, union officials, lawyers and others connected to the deal — agreed to late Wednesday — outline how it was filled with tactical negotiations, clandestine meetings and gut-wrenching decisions. The prize: A chance to bring American back to its glory days.... *(Washington Post - AP)*

Maintenance Industry News

Engine Alliance-powered A380s Hit With Another Fix – Degrading baffle plates are to blame for high pressure compressor (HPC) stage 7-9 spool damage reported on Engine Alliance GP7270s and GP7722s ... Investigations revealed that material from stage 6 baffle plates failed due to high-cycle fatigue, FAA explains. The material damaged the 7-9 spool, causing it to crack. Engine Alliance developed a redesigned stage 6 disk to eliminate the failures. The NPRM calls for inspections of stage 6 disks with part number (P/N) 382-100-505-0 before 1,500 cycles or, for disks with at least 1,000 cycles on them already, within 500 cycles. Follow-up inspections would be done every 500 cycles. Identified disks must be removed from service at 6,800 cycles or at the next HPC module exposure, whichever comes first, FAA proposes. The NPRM is the second FAA rulemaking in two weeks that impacts Engine Alliance-powered Airbus A380s. *(Aviation Week, Blog)*

FAA Allows More Comments On Contract Maintenance Proposal – Industry has 30 more days to comment on proposed new requirements for air carriers that contract out maintenance, as FAA granted an extension requested by the Regional Air Cargo Carriers Association, which said its members need more time to analyze the proposal. The proposed rule, issued Nov. 13, 2012, and required by Section 319 of the FAA Modernization and Reform Act of 2011, seeks to have operators that outsource work create more contractor-centric maintenance instructions and include them in their maintenance manuals. Operators would then be required to provide the relevant parts of their manuals to contractors performing the work. Operators also would be required to keep an updated list of their maintenance contractors. Despite the extension, published in the Feb. 12 Federal Register, more than a dozen sets of comments were submitted by the original Monday Feb. 11 deadline. Several comments expressed general support of the proposed changes but noted potential unintended consequences.... *(Aviation Week)*

Swelling Found In Second ANA 787 Battery – Cells in a second lithium-ion battery on a Boeing 787 Dreamliner forced to make an emergency landing in Japan last month showed slight swelling, a Japan Transport Safety Board (JTSB) official said on Tuesday. The jet, flown by All Nippon Airways, was forced to make the landing after its main battery failed. "I do not know the exact discussion taken by the research group on the ground, but I heard that it is a slight swelling (in the auxiliary power unit battery cells). I have so far not heard that there was internal damage," Masahiro Kudo, a senior accident investigator at the JTSB said in a briefing in Tokyo. Kudo said that two out of eight cells in the second battery unit showed some bumps and the JTSB would continue to investigate to determine whether this was irregular or not.... *(AirWise News)*

INDUSTRY EXTRA DAILY DISPATCH

Extra AA & Maint. Industry News
Click Here DD Extra 13.0219

Metrics

AAMRQ Stock Price: $2.91 *(Up $0.37)*
Jet Fuel: *(Report Not Available)*
Crude Oil: $95.48 *(Down: $0.07)*
Prices quoted from previous day's close

AA Performance for Operations on February 18, 2013 –Load Factor Forecast 81.2% / Actual 85.3%; Departures within 0 Minutes of Scheduled Departure Time (D0): Actual 59%; Arrivals within 14 minutes of Scheduled Arrival Time: Actual 85%. Total Departures: 1934; Total Cancellations: 8 (6-MECH, 2-WX). *(AA Morning Situation Report)*

Aircraft Damage Morning Review – February 18, 2013 – *Damages Recorded in CERS through February 17, 2013* – Aircraft damage: 7-each: 2-Mechanical, 2-Weather Turbulence, 1-Non-designated aircraft damage. 1-Lightning, 1-Bird Strike. Aircraft damage month to date (MTD) 55, year to date (YTD) 143. To view the full report, click here: Aircraft Damages Report. *(System Safety & Analysis)*

M&E Injuries as of February 18, 2013 – 6-M&E injury reported (6-M&E) (1-OSHA). Station/Base Reported Injuries: TULE 3-injuries (1-OSHA), JFK 2-injuries, LAX 1-injury. Current Injuries by Cause (IOD Category): 1-Fall Same Level, 1-Struck By, 2-Misc., 2-Striking Against. *NOTE: The date an injury is reported through the Corporate Event Reporting System and included in the Employee Injury Daily report may differ from the date the actual injury occurred.* For the complete M&E employee injuries report, click here: M&E Daily Employee Injury Summary. *(Employee Safety)*

M&E Performance for February 18, 2013 – Primary Departure Delays Greater than 60-minutes (D60) 15.92, Primary Critical Flight Departure Delays greater than: 60-minutes (D60) 3.57; Mechanical Cancellations: 6; Total Delays & Cancellations 76.53 (Benchmark 90.27). Open Minimum Equipment List (MEL) Count 371 (Benchmark 230). *(M&E MOC Morning Report)*

The *Daily Dispatch* is not an Authorizing Document
The *Daily Dispatch* is available online at: http://me.aa.com/communications/Daily Dispatch
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Contact us at: me.communications@aa.com

DAILY DISPATCH 2 February 19, 2013

TECHNICAL

Make Sure Passenger Doors are DISARMED! - The L-2 Door is being more frequently used to de plane passengers leading to occasions where L-1 or R-1 door is not disarmed. All Passenger Doors should be verified DISARMED prior to opening. When repositioning aircraft to the hangar or ramp pads, after aircraft is parked and stand is positioned, have the person positioning the stand open the door from the outside. Passenger doors opened from the exterior are automatically DISARMED on the B757, B767, and B777 aircraft. *(N.E. Shift InBrief)*



ECO Releases for February 18, 2013

✈ **ECO F2040AA – B757 –** Electrical Flex Conduit and Bracket Replacement – MLG – LH and RH. Assigned stations TULE, GSOV. To access the complete ECO, click on or enter the following address in your web browser: http://mro.aa.com/pubs/manuals.jsp. *(M&E Communications)*

M&E Administrative Manual (MEAM) Revision 22C was Issued and Became Effective on February 15, 2013 -To view the revisions, go to the MEAM, click here, and select *Revision Highlights* under section 00 *Front Matter*. Outside Vendors enter URL address: https://manuals-ext.aa.com.

SAFETY

Housekeeping in the Workplace Can Prevent Burns

Burns in the workplace occur more often than you may think. Thermal, chemical, and electrical burns are common types of burns associated with workplace tasks. Electrical burns can cause serious damage to your skin and to your health. Although an electrical burn might not look serious, damage occurs deep into the layers of your skin. Electrical burns can also cause irregular heartbeat, depending on the amount of electricity, so always seek medical attention.

Preventing fires in the workplace must be a top priority. Burn and fire hazards in the workplace occur through compressed gas leaks, improper inspection of fire extinguishers, hot surfaces/liquids and vapors. The following are ways to help prevent fires from occurring in the workplace:

- Good housekeeping: loose debris is a potential place for a fire to begin.
- Ensure that fire extinguishers are maintained near propane and compressed gases.
- Keep all flammable and combustible materials in a designated location and stored in appropriate containers.
- Keep a Material Safety Data Sheet (MSDS) in a recognizable area for employees to view at any time when handling chemicals and ascertain which appropriate Personal Protective Equipment is required.
- Store all chemicals correctly accordingly to MSDS and manufacturing guidelines. *(Safety Resources)*

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation ("AMR") and US Airways Group, Inc. ("US Airways") will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways' website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR's website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue," "seek," "target," "guidance," "outlook," "forecast" and other similar words. These forward-looking statements are based on AMR's and US Airways' current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

DAILYDISPATCH 3 February 19, 2013